REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 Continuous Disclosure Obligations requires the Company send annually a request form to registered holders and beneficial owners of securities to enable the holders and owners to request a copy of the Company’s annual financial statements and related management’s discussion and analysis (“MD&A”) and/or interim financial statements and related MD&A, in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.  If you wish to receive either or both of the financial statements, you must COMPLETE AND RETURN THIS FORM TO:

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Facsimile:  604-685-6550

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I wish to receive Annual Financial Statements and related MD&A for the fiscal year ended April 30, 2009

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I wish to receive Interim Financial Statements and related MD&A for the first, second and third fiscal quarters of the fiscal year 2010

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I wish to receive both Interim and Annual Financial Statements and related MD&A’s as set forth above

NAME:

TELEPHONE:

ADDRESS:

FACSIMILE:

EMAIL:

Please note that a request form will be mailed each year.  If you wish to receive such materials, a request form must be returned to the Company each year to receive the Annual and Interim Financial Statements and related MD&A’s.

Method of Communication (please check accordingly):

Mail:

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Email:

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I confirm that I am a registered / beneficial shareholder of the Company.

SIGNATURE OF SHAREHOLDER:

Signature of Securityholder, or if the Securityholder is a company,

signature of authorized signatory

DATE:

CUSIP:  694916 10 7

Year Ended April 30, 2009